UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                               Access Beyond, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    00431W108
                                 (CUSIP Number)

                                 JAMES J. CRAMER
                                 100 Wall Street
                               New York, NY 10005
                            Tel. No.: (212) 742-4480
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                December 27, 1996
                     (Date of Event which Requires Filing of
                                 this Statement)



      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      Check the following box if a fee is being paid with the statement [ ].




                                         PAGE 1 OF 11 PAGES

                                 SCHEDULE 13D


CUSIP NO.  00431W108                             PAGE  2  OF  11  PAGES
         ----------------------
-------------------------------                  -------------------------------


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            J.J. Cramer & Co.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (A) [ ]
                                                                         (B) [X]


3     SEC USE ONLY


4     SOURCE OF FUNDS

            N/A

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]


6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

                   7     SOLE VOTING POWER

    NUMBER OF                  2,349,500
      SHARES
BENEFICIALLY OWNED
BY EACH REPORTING
      PERSON
       WITH

      8            SHARED VOTING POWER

                         -0-

      9            SOLE DISPOSITIVE POWER

                         2,349,500

      10           SHARED DISPOSITIVE POWER

                          -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,349,500

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            19.6%

14    TYPE OF REPORTING PERSON

            CO
----- ------------
                                 SCHEDULE 13D


CUSIP NO.  00431W108                             PAGE  3   OF  11  PAGES
         ----------------------
-------------------------------                  -------------------------------


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            James J. Cramer

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (A) [ ]
                                                                         (B) [X]


3     SEC USE ONLY


4     SOURCE OF FUNDS

            N/A

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]


6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

                   7     SOLE VOTING POWER

    NUMBER OF                  -0-
      SHARES
BENEFICIALLY OWNED
BY EACH REPORTING
      PERSON
       WITH

      8            SHARED VOTING POWER

                         2,349,500

      9            SOLE DISPOSITIVE POWER

                         -0-

      10           SHARED DISPOSITIVE POWER

                         2,349,500

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,349,500

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            19.6%

14    TYPE OF REPORTING PERSON

            IN
----- ------------

                                 SCHEDULE 13D


CUSIP NO.   00431W108                            PAGE   4    OF  11  PAGES
         ----------------------
-------------------------------                  -------------------------------


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Karen L. Cramer

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (A) [ ]
                                                                         (B) [X]


3     SEC USE ONLY


4     SOURCE OF FUNDS

            N/A

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]


6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

                   7     SOLE VOTING POWER

    NUMBER OF                  -0-
      SHARES
BENEFICIALLY OWNED
BY EACH REPORTING
      PERSON
       WITH

      8            SHARED VOTING POWER

                         2,349,500

      9            SOLE DISPOSITIVE POWER

                         -0-

      10           SHARED DISPOSITIVE POWER

                         2,349,500

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,349,500

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            19.6%

14    TYPE OF REPORTING PERSON

            IN
----- ------------

                                 SCHEDULE 13D


CUSIP NO.    00431W108                           PAGE   5    OF  11  PAGES
         ----------------------
-------------------------------                  -------------------------------


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Cramer Partners, L.P.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (A) [ ]
                                                                         (B) [X]


3     SEC USE ONLY


4     SOURCE OF FUNDS

            PF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]


6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

                   7     SOLE VOTING POWER

    NUMBER OF                  2,349,500
      SHARES
BENEFICIALLY OWNED
BY EACH REPORTING
      PERSON
       WITH

      8            SHARED VOTING POWER

                         -0-

      9            SOLE DISPOSITIVE POWER

                         2,349,500

      10           SHARED DISPOSITIVE POWER

                         -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,349,500

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            19.6%

14    TYPE OF REPORTING PERSON

            PN
----- ------------

                                 SCHEDULE 13D


CUSIP NO.    00431W108                           PAGE   6    OF  11  PAGES
         ----------------------
-------------------------------                  -------------------------------


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Cramer Capital Corporation

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (A) [ ]
                                                                         (B) [X]


3     SEC USE ONLY


4     SOURCE OF FUNDS

            N/A

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]


6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

                   7     SOLE VOTING POWER

    NUMBER OF                  2,349,500
      SHARES
BENEFICIALLY OWNED
BY EACH REPORTING
      PERSON
       WITH

      8            SHARED VOTING POWER

                         -0-

      9            SOLE DISPOSITIVE POWER

                         2,349,500

      10           SHARED DISPOSITIVE POWER

                         -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,349,500

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            19.6%

14    TYPE OF REPORTING PERSON

            CO
----- ------------

CUSIP NO.  00431W108



ITEM 1.    SECURITY AND ISSUER.

           The undersigned hereby amends the statement on Schedule 13D, dated November 27, 1996, as amended by Amendment No. 1, dated December 20, 1996 (the "Statement"), filed by the undersigned relating to the Common Stock, par value $0.01 per share of Access Beyond, Inc. (the "Issuer"), a Delaware corporation, as set forth below. Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Statement.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           Item 3 of the Statement is hereby amended and restated to read in its entirety as follows:
           Of the 2,349,500 Shares held by the Reporting Persons, 1,984,550 Shares were acquired pursuant to a stock dividend declared by Penril DataComm Networks, Inc. to stockholders of record November 14, 1996 contingent upon stockholder approval of a merger with Bay Networks, Inc., which occurred on November 19, 1996. The remaining Shares were purchased with the personal funds of the Partnership in the amount of $1,406,520.


                                         PAGE 7 OF 11 PAGES

CUSIP NO.  00431W108





ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           Items 5(a), 5(b) and 5(c) of the Statement are hereby amended and restated to read in their entirety as follows:
           (a) This statement on Schedule 13D relates to 2,349,500 Shares beneficially owned by the Reporting Persons, which constitute approximately 19.6% of the issued and outstanding Shares.
           (b)  The Partnership, Cramer Capital Corporation and the Manager have sole voting and dispositive power with respect to 2,349,500
                Shares owned by the Partnership. James Cramer and Karen Cramer have shared voting and dispositive power with respect to the Partnership's 2,349,500 Shares.
           (c) Since the last filing, the Reporting Persons purchased or otherwise acquired Shares on the dates, in the amounts and at the prices set forth on Exhibit B attached hereto and incorporated by reference herein. Except where as noted, all of such purchases were made on the open market.


                                         PAGE 8 OF 11 PAGES

CUSIP NO.  00431W108





ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
           RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
           ISSUER.

           Item 6 of the Statement is amended by deleting on the second line the number "2,158,300" and replacing it with the number "2,349,500."



                                         PAGE 9 OF 11 PAGES

CUSIP NO.  00431W108





                           SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 3, 1997


                                  J.J. CRAMER & CO.

                                  By:  /s/ James J. Cramer
                                     ------------------------------
                                      Name: James J. Cramer
                                       Title: President


                                   /s/ James J. Cramer
                                  ---------------------------------
                                  James J. Cramer


                                   /s/ Karen L. Cramer
                                  ---------------------------------
                                  Karen L. Cramer


                                  CRAMER PARTNERS, L.P.

                                 By: CRAMER CAPITAL CORPORATION
                                       its general partner


                                  By:  /s/ James J. Cramer
                                     ------------------------------
                                      Name: James J. Cramer
                                       Title: President


                                  CRAMER CAPITAL CORPORATION

                                  By:  /s/ James J. Cramer
                                     ------------------------------
                                      Name: James J. Cramer
                                       Title: President



                                         PAGE 10 OF 11 PAGES

CUSIP NO.  00431W108





                                    EXHIBIT B

                          Transactions in Common Stock
                                 of The Company



                               No. of Shares
           Trade Date            Purchased        Cost Per Share
           ----------           -----------       --------------
            12/19/96               32,000              6.7598
            12/19/96               10,000              6.75
            12/20/96               13,500              6.875
            12/24/96                2,500              7.75
            12/26/96               60,200              7.5836
            12/27/96                7,500              7.4167
            12/30/96               41,700              7.4604
            12/31/96               16,300              7.865
            12/31/96                3,500              7.875
            12/31/96                4,000              7.875








                                         PAGE 11 OF 11 PAGES